UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.1)

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☐           Definitive Proxy Statement

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☐           Soliciting Material Under Rule 14a-12

CHARLOTTE RUSSE HOLDING, INC.
(Name of Registrant as Specified in Its Charter)

KARPREILLY CAPITAL PARTNERS, L.P. KARPREILLY GP I, LLC ALLAN W. KARP CHRISTOPHER K. REILLY WILLIAM P. LOGAN HEZY SHAKED GABRIEL BITTON
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 23, 2009

KARPREILLY CAPITAL PARTNERS, L.P.

March __, 2009

Dear Fellow Stockholder:

KarpReilly Capital Partners, L.P. (“KarpReilly LP”) and the other participants in this solicitation (collectively, the “KarpReilly Group” or “we”) are the beneficial owners of an aggregate of 1,868,203 shares of common stock of Charlotte Russe Holding, Inc. (“Charlotte Russe” or the “Company”), representing approximately 8.9% of the outstanding shares of common stock of the Company.  For the reasons set forth in the attached Proxy Statement, the KarpReilly Group believes that the Board of Directors of the Company is not acting in the best interests of its stockholders.  The KarpReilly Group is therefore seeking your support at the annual meeting of stockholders (the “Annual Meeting”) scheduled to be held on April 28, 2009 at 9:00 a.m. local time at the Hyatt Regency La Jolla at Aventine located at 3777 La Jolla Village Drive, San Diego, California 92122, for the following:

1.	To elect the KarpReilly Group’s slate of three (3) director nominees to the Company’s Board of Directors in opposition to the Company’s incumbent directors;

2.	To approve the Charlotte Russe Holding, Inc. 2009 Equity Incentive Plan; and

3.	To ratify the selection of Ernst & Young LLP as the Company’s independent auditors for the fiscal year ending September 26, 2009.

We are not seeking control of the Board of Directors.  Through the attached Proxy Statement, we are soliciting proxies to elect not only our three (3) director nominees, but also the candidates who have been nominated by Charlotte Russe other than Emilia Fabricant, Leonard H. Mogil and Jennifer C. Salopek.  This gives stockholders the ability to vote for the total number of directors (seven (7)) up for election at the Annual Meeting.  The names, backgrounds and qualifications of Charlotte Russe’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of Charlotte Russe’s nominees will serve as directors if our nominees are elected.

The KarpReilly Group urges you to carefully consider the information contained in the attached Proxy Statement and then support its efforts by signing, dating and returning the enclosed GOLD proxy card today.

If you have already voted a proxy card furnished by the Company’s management, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact Okapi Partners, which is assisting us, at its address and toll-free number listed on the following page.

Thank you for your support.

Allan W. Karp
KarpReilly Capital Partners, L.P.

3

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of KarpReilly L.P.’s  proxy materials, please call Okapi Partners at the phone numbers listed below.

Okapi Partners
780 Third Avenue, 30th Floor
New York, NY 10017
Stockholders Call Toll-Free at: (877) 259-6290
Banks and Brokers Call Collect at: (212) 297-0720
info@okapipartners.com

2009 ANNUAL MEETING OF STOCKHOLDERS
OF
CHARLOTTE RUSSE HOLDING, INC.
_________________________

PROXY STATEMENT
OF
KARPREILLY CAPITAL PARTNERS, L.P.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

KarpReilly Capital Partners, L.P., a Delaware limited partnership (“KarpReilly LP”), KarpReilly GP I, LLC, a Delaware limited liability company (“KarpReilly GP”), Allan W. Karp (“Mr. Karp”), Christopher K. Reilly (“Mr. Reilly”), William P. Logan (“Mr. Logan”), Hezy Shaked (“Mr. Shaked”) and Gabriel Bitton (“Mr. Bitton”) (collectively, the “KarpReilly Group”) are significant stockholders of Charlotte Russe Holding, Inc., a Delaware corporation (“Charlotte Russe” or the “Company”).  The members of the KarpReilly Group are participants in this solicitation.  The KarpReilly Group believes that the Board of Directors of the Company (the “Board”) is not acting in the best interests of its stockholders.  The KarpReilly Group is therefore seeking your support at the annual meeting of stockholders scheduled to be held on April 28, 2009 at 9:00 a.m. local time at the Hyatt Regency La Jolla at Aventine located at 3777 La Jolla Village Drive, San Diego, California 92122, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.
To elect the KarpReilly Group’s director nominees, Allan W. Karp, Hezy Shaked and Gabriel Bitton (the “KarpReilly Nominees”), to serve as directors until the 2010 annual meeting of stockholders and until their respective successors shall have been elected and qualified, in opposition to the Company’s incumbent directors whose terms expire at the Annual Meeting;

2.	To approve the Charlotte Russe Holding, Inc. 2009 Equity Incentive Plan; and

3.	To ratify the selection of Ernst & Young LLP as the Company’s independent auditors for the fiscal year ending September 26, 2009.

This Proxy Statement is soliciting proxies to elect not only the three (3) KarpReilly Nominees, but also the candidates who have been nominated by the Company other than Emilia Fabricant, Leonard H. Mogil and Jennifer C. Salopek.  This gives stockholders who wish to vote for the KarpReilly Nominees the ability to vote for seven (7) nominees in total.

As of the date of this Proxy Statement, the members of the KarpReilly Group were the beneficial owners of an aggregate of 1,868,203 shares of common stock of the Company, par value $0.01 per share (the “Shares”), which currently represent approximately 8.9% of the issued and outstanding Shares.  The KarpReilly Group is entitled to vote 1,548,174 Shares at the Annual Meeting, as 320,029 Shares were acquired after the Record Date (as defined below).

Charlotte Russe has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as February 27, 2009 (the “Record Date”).  The mailing address of the principal executive offices of Charlotte Russe is 4645 Morena Boulevard, San Diego, California 92117. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to Charlotte Russe, as of the Record Date, there were 20,999,870 Shares outstanding and entitled to vote at the Annual Meeting.  The participants in this solicitation intend to vote all of their Shares which they are entitled to vote (i) FOR the election of the KarpReilly Nominees and the candidates who have been nominated by the Company other than Emilia Fabricant, Leonard H. Mogil and Jennifer C. Salopek, (ii) FOR the approval of the Charlotte Russe Holding, Inc. 2009 Equity Incentive Plan, and (iii) FOR the ratification of the appointment of Ernst & Young LLP as described herein.

This proxy statement (this “Proxy Statement”) and the enclosed GOLD proxy card are first being furnished to stockholders on or about March [___], 2009.

THIS SOLICITATION IS BEING MADE BY THE KARPREILLY GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  THE KARPREILLY GROUP IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING.  SHOULD OTHER MATTERS, WHICH THE KARPREILLY GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE KARPREILLY GROUP URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE KARPREILLY NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY CHARLOTTE RUSSE MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE KARPREILLY NOMINEES AND THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY OTHER THAN EMILIA FABRICANT, LEONARD H. MOGIL AND JENNIFER C. SALOPEK BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO THE KARPREILLY GROUP, C/O OKAPI PARTNERS, WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF CHARLOTTE RUSSE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 28, 2009

The proxy materials are available at http://www.myproxyonline.com/okapimaterials.

IMPORTANT

Your vote is important, no matter how few Shares you own.  The KarpReilly Group urges you to sign, date and return the enclosed GOLD proxy card today to vote FOR the election of the KarpReilly Nominees.

•	If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to the KarpReilly Group, c/o Okapi Partners, in the enclosed envelope today.

•
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your Shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the Company’s proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to the KarpReilly Group.  Remember, you can vote for our three nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions regarding your proxy,
or need assistance in voting your Shares, please call:

Okapi Partners
780 Third Avenue, 30th Floor
New York, NY 10017
Stockholders Call Toll-Free at: (877) 259-6290
Banks and Brokers Call Collect at: (212) 297-0720
info@okapipartners.com

BACKGROUND OF THE SOLICITATION

•
In September 1996, Saunders Karp & Megrue Partners, LLC (“SKM”), a private equity investment firm co-founded by Mr. Karp, acquired a 95% interest in the Company, then a privately-owned 35-store chain operating primarily in Southern California.  Mr. Karp was the partner from SKM responsible for the Charlotte Russe investment since its inception.

•
From the time of SKM’s acquisition of the Company until 2007 when SKM exited its investment, the Company grew from 35 stores to over 400 stores and saw annual revenues increase from $71 million in fiscal 1996 to $741 million in fiscal 2007, or approximately 24% compounded annual growth.  The equity valuation of the Company grew from approximately $18 million at the time of the acquisition to $600 million at the time of SKM’s final exit.

•
In October 1999, the Company completed its initial public offering of common stock (the “IPO”).  SKM remained invested as one of the Company’s largest stockholders from 1999 to 2007, with Mr. Karp serving as its representative on the Board during this time.

•
In February 2007, SKM sold its remaining shares in Charlotte Russe, and on July 2, 2007, Mr. Karp resigned as a director of Charlotte Russe after almost 11 years.  The stock closed at $26.10 per Share on July 2, 2007.

•
On November 20, 2007, representatives of KarpReilly, LLC, an affiliate of KarpReilly LP, requested a brief, confidential due diligence period for the purpose of making a proposal to acquire the Company.  This request was denied by the Board.

•
On July 20, 2008, at the request of the Board, Mark A. Hoffman retired as President, Chief Executive Officer and a director of the Company.  Soon after, on July 30, 2008, two other top executives, Patricia K. Johnson, Executive Vice President and Chief Financial Officer, and Patricia A. Shields, Executive Vice President, General Merchandise Manager, resigned from the Company.

•
On July 20, 2008, Leonard H. Mogil, a member of the Board, was appointed interim Chief Executive Officer by the Board.  Mr. Mogil retired in August 2001 from an executive position at Phillips-Van Heusen Corporation and has no experience as a chief executive officer of a public company or of a company similar to the Company’s business.  Effective August 14, 2008, Mr. Mogil was also named interim Chief Financial Officer by the Board.

•	On August 13, 2008, the Board adopted a stockholder rights plan or “poison pill.”

•	Between August 4, 2008 and November 12, 2008, KarpReilly LP accumulated an aggregate of 1,172,162 Shares.

•
On November 12, 2008, KarpReilly LP submitted a non-binding, fully financed, all cash proposal to the Board to acquire all of the outstanding Shares at a valuation range of between $9.00 and $9.50 per Share (the “KarpReilly Acquisition Proposal”).  KarpReilly LP requested a 21-day due diligence period to enable it to finalize its proposal.  The offer represented a premium of 31-38% over the closing price of the Shares on November 11, 2008, the trading day prior to KarpReilly LP’s announcement.

•
On November 19, 2008, the Board sent a letter to KarpReilly LP denying its request for access to due diligence materials.  The Board made no attempt to contact KarpReilly or discuss its interest in acquiring the Company.

•	On November 24, 2008, as a result of the Board’s response, KarpReilly LP filed an amendment to its Schedule 13D announcing the withdrawal of the KarpReilly Acquisition Proposal.

•
On December 4, 2008, the Board amended the Company’s bylaws to establish procedures that stockholders must comply with in order to be able to nominate directors, or make other proposals, at annual and special meetings of stockholders of the Company.

•
On January 21, 2009, the Company announced its financial results for the first quarter of fiscal 2009, reporting a 9.1% decrease in comparable store sales and a net loss of $2.9 million, as compared to the $14.0 million of net income reported by the Company in the first quarter of fiscal 2008.  The Company also announced that comparable store sales are expected to be in the negative mid- to high-single digits, and net loss per diluted share is expected to be in the range of $0.10 to $0.20, for its second quarter of fiscal 2009.  In conjunction with this announcement, the Company announced that the Board was engaged in a process to evaluate strategic alternatives, including a possible sale of the Company.

•
Immediately prior to these announcements on January 21, 2009, the Company’s common stock closed at $4.93 per Share, as compared to $6.89 per Share immediately prior to the KarpReilly Acquisition Proposal.

•
On March 5, 2009, in accordance with the Company’s bylaws, Mr. Karp delivered to the Company his notice of intention to nominate the KarpReilly Nominees for election to the Board at the Annual Meeting.

•	On March 12, 2009, the Company announced that it was initiating a sale process.

REASONS FOR THE SOLICITATION

The KarpReilly Group is seeking your support for the election of the KarpReilly Nominees.  We believe the election of the KarpReilly Nominees represents the best means for stockholders to maximize the value of their Shares.  The KarpReilly Nominees have extensive experience relevant to the Company and to the ability to fully pursue efforts to increase stockholder value, as further discussed in their biographical extracts below.  If elected to the Board, the KarpReilly Nominees will endeavor to use their experience to work with the rest of the Board, oversee the Company with a goal of implementing the strategic and operational changes espoused by the KarpReilly Group, as well as exploring any other viable alternatives to maximize stockholder value.  There can be no assurance that these goals will be achieved if the KarpReilly Nominees are elected.

We believe that the current Board is not acting in the best interests of stockholders

We believe that the Board has made a number of decisions which have resulted in a precipitous decline in stockholder value.  Most importantly, we believe that, without a change in the Board, the current Board and executive management will continue to erode, not create, stockholder value.

•
We believe the Board mishandled the “requested” retirement of the former CEO.  In July 2008, the Board requested Mark Hoffman, then the Company’s President and CEO, to retire, without, in our view, a viable back-up plan.  Ten days later, the Company’s Chief Financial Officer and General Merchandise Manager quit on their own accord, and issued a joint statement that they resigned “because we do not feel comfortable with the level of collaboration with the board of directors.”  The Board named one of its own, Leonard H. Mogil, as interim CEO and CFO, and subsequently paid this retired apparel executive total compensation of $678,000 in cash, stock and perquisites for what proved to be an assignment of less than four months.  This upheaval occurred right before the critical back-to-school and holiday seasons, during which the Company reported negative same store sales of 3.8% and 9.1% in its fourth and first quarters, respectively.  Compare these results to those of the Company’s peer group, which averaged negative same store sales of 0.3% and 4.9% during the comparable quarters.[1]

•
In response to this serious management void, the Board hired a new team with little to no junior fast-fashion experience.  To replace the talented and experienced operators who left the Company, the Board hired two executives (not including the CFO) with minimal junior fast-fashion experience whose former companies (Mervyn’s and babystyle) have filed for bankruptcy protection.  We believe that the combined base salary of $1.5 million that the Board agreed to pay these two executives is in excess of the base salaries paid by the Company’s peers.  We also believe that the almost $500,000 in signing bonuses and over 500,000 Shares in the form of stock awards given to these two executives by the Board is inappropriate both in light of their relevant experience and for a company of Charlotte Russe’s size and market value.

[1]

[1]
We have used the same peer group selected by the Company in its latest proxy statement to measure its compensation practices against the market: Aéropostale Inc. (NYSE: ARO), Bebe Stores, Inc. (Nasdaq: BEBE), Buckle, Inc. (NYSE: BKE), Guess?, Inc. (NYSE: GES), Hot Topic, Inc. (Nasdaq: HOTT), J. Crew Group, Inc. (NYSE: JCG), Pacific Sunwear of California, Inc. (Nasdaq: PSUN), Skechers USA, Inc. (NYSE: SKX), Tween Brands, Inc. (NYSE: TWB), Urban Outfitters, Inc. (Nasdaq: URBN), Wet Seal, Inc. (Nasdaq: WTSLA).  These results do not include WTSLA, which has not yet reported its most recent quarterly results.

•
We believe the Board has wasted time and money on outside consultants to review strategic initiatives.  The Board began its ‘strategic review’ of the Company’s operations in January 2008 in which it retained outside consultants to evaluate Charlotte Russe’s market position – for almost an entire year.  The Board has not disclosed who the consulting firm was or how much was invested in this project, but so far the only tangible results we’ve seen are additional marketing expenses (a brand ambassador and celebrity stylist) and a $65 million supply agreement with a premium denim brand to offer $88-$98 jeans alongside the Company’s otherwise value-priced items.  We believe this is a huge departure from Charlotte Russe’s value proposition to its customers and is exactly the kind of strategic misstep that occurs when a Board relies on consultants.[2]

•
We believe the Board has acted to entrench itself at the expense of stockholders.  Consider the following:  In November 2007, representatives of KarpReilly, LLC requested a brief, confidential due diligence period for the purpose of making a proposal to acquire the Company, a request that was summarily denied by the Board.  A few months later, the Board adopted a poison pill.   On November 12, 2008, KarpReilly LP submitted a non-binding, fully financed, all cash proposal to the Board to acquire all of the outstanding Shares at a valuation range of between $9.00 and $9.50 per Share, and requested a 21-day due diligence period to enable it to finalize its proposal.  Without engaging in any dialogue with KarpReilly LP, the Board rejected this request.  Two weeks later, the Board amended the Company’s bylaws to institute complex procedures that stockholders must comply with in order to be able to nominate directors, or make other proposals, at annual and special meetings of stockholders of the Company.

Perhaps these entrenchment actions should come as no surprise, given the Board members’ increase of their own compensation and their minimal stock ownership.  In fiscal 2008, the Board amended its own director compensation policy, resulting in the non-employee directors receiving between $166,000 and $307,000 in cash and stock awards, despite the Company’s declining performance.  In addition, the seven current directors own only 35,750 Shares (as well as 127,267 currently exercisable options) between them.  Based upon the foregoing, we have serious concerns as to whether the Board’s interests are truly aligned with those of the Company’s stockholders.

We believe Charlotte Russe’s financial performance and stock price lag behind its peers

Looking at the performance of Charlotte Russe stock over the last five years, there is a significant discrepancy between the performance while Mr. Karp was a director and the performance since then, both on an absolute basis and relative to its peer group.  From December 2003 through June 2007, at a time when Mr. Karp was an active participant on the Board, the Company’s stock price meaningfully out-performed the S&P Apparel Retail Index and compared favorably to its peer group.

[2]
We believe that investors in the Company would certainly find both the identity of the consultants the Board entrusted to develop a new strategic plan for the Company over the course of almost one year, and the amount of fees paid to outside consultants for this substantial project, to be important information, although the Company may not be required to disclose this information under SEC rules.

By contrast, after Mr. Karp resigned from the Board until the end of 2008, although all companies reflected in the chart below have faced difficult economic conditions that likely played a part in these declines, the Company’s stock price underperformed the S&P Apparel Retail Index and its peer group by 29% and 16%, respectively.

We believe that the Company’s stock performance during this time reflects the market’s lost confidence in the Board’s decision-making, particularly after Mr. Hoffman’s “requested” retirement in July 2008 and KarpReilly’s rebuffed acquisition proposal in November 2008.

Charlotte Russe’s financial performance has also suffered under the current Board, as the Company has underperformed its peer group significantly since June 2007, despite having faced the same economic conditions as its competitors (dollars in thousands).

We believe the KarpReilly Group has the experience, knowledge, relationships and judgment to improve the Company’s operational and financial performance

•
We believe our nominees will immediately bring an “ownership” mentality to Board-level decision-making.  All three KarpReilly Nominees have spent the last 20 years investing their own capital to grow retail and apparel businesses – Mr. Karp as a consumer-focused private equity investor and Mr. Shaked and Mr. Bitton as owners and operators of successful retail / apparel brands.  Further, the three KarpReilly Nominees collectively beneficially own 8.9% of the Company, with KarpReilly LP directly owning 1,612,203 Shares, Mr. Karp directly owning 201,274 Shares, Mr. Bitton directly owning 50,000 Shares and Mr. Shaked directly owning no Shares.  The existing Board owns less than 0.2% of the Company’s outstanding Shares – of which at most 2,500 Shares were purchased on the open market.  As Board members, every aspect of our decision-making – from setting Board compensation, to structuring compensation and option plans for senior management, to critical budgeting and capital expenditure decisions – will be done with an ownership mentality.  In our view, this discipline has been lacking on the Charlotte Russe Board since Mr. Karp left the Board.

•
We will work to restore financial discipline to the Company.  Since Mr. Karp left the Board in July 2007, Charlotte Russe has seen a dramatic increase in SG&A expenses, Board compensation, senior management compensation and consulting expenses.  At the same time, same store sales have fallen significantly, the growth of new stores has been curtailed and gross margin has eroded in excess of 500 basis points.  This has led to a significant reduction in profitability – with the Company even losing money in its 2009 fiscal first quarter (including the holiday season) for the first time since it went public, a turnaround of $24.5 million in lost EBITDA alone as compared to the first fiscal quarter of 2008.  The current Board’s response appears to be a $3 million reduction in overhead.  We will advocate right-sizing the Company’s overhead structure to be consistent with its current levels of store performance, growth and profitability.  We believe these are actions every responsible owner-operator of a business should be taking in this difficult environment.

•
We believe that a critical evaluation of the current senior management team is essential to improve the Company’s performance.  There has been a wholesale realignment of management personnel precipitated by the Board’s requested retirement of Mark Hoffman.  While we have not worked with most of the senior executives, we are concerned by their lack of junior fast-fashion experience.  The fast-moving, competitive junior fashion retailing business places unique demands on management, and we are uncomfortable with the concept of a senior management team attempting to learn the intricacies of this complex business, in a dismal retail environment, while in positions of such responsibility.  If elected, the KarpReilly Nominees will assess management’s capabilities and, if necessary, seek to have the Board address the shortcomings.

•
We believe our slate of director nominees brings directly relevant and current retailing, apparel and brand management experience to the Board.  Our slate includes a CEO who owns and runs a growing retailer of branded apparel (Mr. Shaked), a President who owns and runs a wholesaler and multi-unit retailer of branded apparel (Mr. Bitton), and a private equity investor who is a senior partner in private equity funds that currently own interests in seven companies that are multi-unit retail and restaurant operators. The current slate of outside Board directors includes three consultants (Ms. Salopek, Mr. Kleinberger and Mr. Blitzer, two of whom (Ms. Salopek and Mr. Kleinberger) are with the same firm) and one retiree (Mr. Mogil, who formerly worked at Phillips Van Heusen with Mr. Blitzer).

We are skeptical of the Board’s current process to pursue a sale of the Company

In November 2007, after announcement of Charlotte Russe’s fourth quarter results, the stock traded down significantly.  Mr. Karp, who had resigned from the Board four months earlier, remained personally a significant stockholder of the Company and was concerned about the ability of the Board to effectively manage the Company.  His firm, KarpReilly LLC, made a private proposal to acquire 100% of the Company that, subject to a brief due diligence period, would represent “a very substantial premium to the recent trading range for the Company’s stock”.  On the date of this proposal, the Company’s stock closed at $14.41 per Share.  The Board rejected this proposal.

Again, in November 2008, now owning a larger stake in the Company and seriously concerned about the Board’s actions and the significant management turnover, KarpReilly made a proposal to the Board to acquire 100% of the Company for cash at a significant premium to the stock price of $6.89 per Share.  The Board again rejected this proposal without engaging in any discussions with KarpReilly.

Finally, on March 12, 2009, seven days after KarpReilly nominated a slate of directors, the Company announced the initiation of a sale process.  As a significant stockholder, we do not understand the Board’s decision-making.  After rejecting a proposal in November 2007 with the stock at $14.41 per Share and the Company performing well, and again rejecting a proposal at a significant premium to the stock price of $6.89 per Share in November 2008, the Board now elects to begin a sale process in one of the worst economic environments since the Great Depression, coming off the worst first fiscal quarter in the Company’s recent history and projecting continued losses in the second quarter.

In view of the Company’s financial condition and projected performance, the operational improvements we believe are needed, the difficulties in obtaining financing for acquisition opportunities and the current Share price, we have serious doubts that an offer to acquire the Company will emerge from this process at a level that would be attractive to stockholders.  As a major stockholder, we certainly are not supportive of a sale of the Company at distressed levels.  For these reasons, we question the Board’s decision to conduct a sale process and will not be a participant as a potential buyer in the process.

We believe that a failed sale process could have significant adverse consequences for the Company, in view of the Company’s recent financial results.  Therefore, we believe it is critical that stockholders elect Board members who have substantial retail experience.  The KarpReilly Nominees, if elected, will work to maximize value for all stockholders and to effect the changes that we believe are necessary to improve the Company’s operational and financial performance in the event a sale is not consummated.

The KarpReilly Nominees, if elected, will represent a minority of the Board.  If elected, the KarpReilly Nominees will, subject to their fiduciary duties as directors, work with the other members of the Board to take those steps that they deem are necessary to maximize stockholder value.  Although the KarpReilly Nominees will not be able to adopt any measures without the support of at least some members of the current Board, we believe that the election of the KarpReilly Nominees will send a strong message to the Board regarding the meaningful change desired by Charlotte Russe stockholders.  There can be no assurance that the goals of the KarpReilly Group will be achieved if the KarpReilly Nominees are elected.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The KarpReilly Group is seeking your support at the Annual Meeting to elect the KarpReilly Nominees.  The Board is currently composed of seven (7) directors.  The KarpReilly Group believes that seven (7) directors are up for election at the Annual Meeting to serve one-year terms expiring at the 2010 annual meeting of stockholders and until their successors have been selected and qualified.  For the reasons stated above, we are seeking your support at the Annual Meeting to elect the KarpReilly Nominees in opposition to three (3) of the Company’s seven (7) director nominees.  Your vote to elect the KarpReilly Nominees will have the legal effect of replacing three (3) incumbent directors of the Company with the KarpReilly Nominees.  If elected, the KarpReilly Nominees will represent a minority of the members of the Board.

THE KARPREILLY NOMINEES

The KarpReilly Group has nominated three (3) highly qualified nominees, each of whom, if elected, will exercise his independent judgment in accordance with his fiduciary duties as a director in all matters that come before the Board.  The KarpReilly Nominees are independent of the Company in accordance with the SEC and Nasdaq Stock Market rules on board independence.  If elected, and subject to their fiduciary duties as directors, the KarpReilly Nominees would work with the other members of the Board to take those steps that they deem are necessary or advisable to maximize value for all stockholders.

Set forth below are the name, age, citizenship, business address, present principal occupation and employment and material occupations, positions, offices or employments for the past five years of each of the KarpReilly Nominees.  This information has been furnished to the KarpReilly Group by the KarpReilly Nominees.  The KarpReilly Nominees have been nominated by Mr. Karp in accordance with the Company’s advance notice bylaw provision.

Hezy Shaked (Age 54) serves as the Chairman and Chief Executive Officer of Tilly’s.  Mr. Shaked co-founded the business in 1982 in Los Alamitos, California.  Tilly’s is a California-based retailer of west-coast lifestyle clothing, shoes and accessories in a wide assortment of brands such as Volcom, Quiksilver, Billabong and Hurley.  Currently, Tilly’s operates 99 locations across seven states.  The principal business address of Mr. Shaked is c/o Tilly’s, 10 Whatney, Irvine, California 92618.  Mr. Shaked is a U.S. citizen.

Gabriel Bitton (Age 52) serves as President of Buffalo David Bitton (“Buffalo”), a retailer and wholesaler of premium jeans and other men’s and womenswear selling through better department stores and approximately 40 retail locations in Canada.  Mr. Bitton co-founded Buffalo in 1985.  Mr. Bitton has over 32 years of experience in the apparel industry with expertise in sourcing, brand development, design and vendor management.  The principal business address of Mr. Shaked is c/o Buffalo David Bitton, 400 Sauvé West, Suite 100, Montréal, QC H3L 1Z8, Canada.  Mr. Bitton is a Canadian citizen.

Allan W. Karp (Age 54) co-founded KarpReilly, LLC, an investment management firm, in 2006, and serves as a manager of KarpReilly GP, the general partner of KarpReilly LP, which makes and oversees equity and equity-related investments with the principal objective of appreciation of capital invested.  Mr. Karp was co-CEO of Apax Partners, L.P., a private equity firm, from April 2005 to November 2006. Mr. Karp co-founded Saunders Karp & Megrue Partners, LLC, a private equity investment firm engaged in the acquisition and ownership of growth businesses, in 1990 and was a partner in the firm from 1990 to 2005.  Previously, he was a Principal in the Merchant Banking Department of Morgan Stanley & Co., Inc. He is a current member of the board of directors of Trina Turk, Z'Tejas, Habit Burger Grill, S.B. Restaurant Co., Inc. (Elephant Bar), Miller’s Ale House Inc., Café Rio, Inc. and Comark, Inc. He is a former board member of, among others, Spyder Active Sports, Inc., UpToDate, Inc., Accessory Network Group, Inc., Mimi’s Café, Marie Callender’s, Dollar Tree Stores, and Charlotte Russe.  The principal business address of Mr. Karp is c/o KarpReilly Capital Partners, L.P., 104 Field Point Road, Greenwich, Connecticut 06830.  Mr. Karp is a U.S. citizen.

Each of the KarpReilly Nominees, if elected, intends to act in accordance with his fiduciary duty and recuse himself from voting should any conflict of interest arise in the future.

The KarpReilly Nominees will not receive any compensation from any member of the KarpReilly Group for their services as directors of the Company. Other than as stated herein, there are no arrangements or understandings between members of the KarpReilly Group and any of the KarpReilly Nominees or any other person or persons pursuant to which the nomination of the KarpReilly Nominees described herein is to be made, other than the consent by each of the KarpReilly Nominees to be named in this Proxy Statement and to serve as a director of Charlotte Russe if elected as such at the Annual Meeting.  None of the KarpReilly Nominees is a party adverse to Charlotte Russe or any of its subsidiaries or has a material interest adverse to Charlotte Russe or any of its subsidiaries in any material pending legal proceedings.

The KarpReilly Group does not expect that the KarpReilly Nominees will be unable to stand for election, but, in the event that such persons are unable to serve or, for good cause, will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for substitute nominees, to the extent this is not prohibited under the Company’s Amended and Restated Bylaws or applicable law.  In addition, Mr. Karp reserves the right to nominate substitute persons if Charlotte Russe makes or announces any changes to its Amended and Restated Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the KarpReilly Nominees.  In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominees, to the extent this is not prohibited under the Company’s Amended and Restated Bylaws or applicable law.  Mr. Karp reserves the right to nominate additional persons if Charlotte Russe increases the size of the Board above its existing size.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Mr. Karp that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE KARPREILLY NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

COMPANY PROPOSAL TO APPROVE THE CHARLOTTE RUSSE HOLDING, INC.
2009 EQUITY INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Board is seeking an increase in the number of Shares that may be issued under the Charlotte Russe Holding, Inc. 2009 Equity Incentive Plan (the “2009 Plan”), beyond those reserved for issuance under the Charlotte Russe Holding, Inc. 1999 Equity Incentive Plan (the Company’s predecessor plan), by 2,575,000 Shares.  The Company is submitting the 2009 Plan to stockholders for their consideration at the Annual Meeting.

Although the KarpReilly Group does not agree with the number of Shares that will be made available for grant under the 2009 Plan if this proposal is approved, the KarpReilly Group supports this proposal because it believes that the Company needs to have additional Shares available for future grant to its employees.  The KarpReilly Nominees, if elected to the Board and subject to their fiduciary duties as directors, will work to ensure that the Board takes a disciplined approach to all future grants to senior executives of the Company.

THE KARPREILLY GROUP RECOMMENDS A VOTE “FOR” THE PROPOSAL TO APPROVE THE CHARLOTTE RUSSE HOLDING, INC. 2009 EQUITY INCENTIVE PLAN.

PROPOSAL NO. 3

COMPANY PROPOSAL TO RATIFY SELECTION OF
INDEPENDENT AUDITORS

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has engaged Ernst & Young LLP as the Company’s independent auditors for the fiscal year ending September 26, 2009.  The Audit Committee has submitted this proposal to stockholders for ratification as a corporate governance practice.

We do not object to the ratification of the appointment of Ernst & Young LLP as the Company’s independent auditors for the fiscal year ending September 26, 2009.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each Share is entitled to one vote.  Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, the KarpReilly Group believes that the only outstanding class of securities of Charlotte Russe entitled to vote at the Annual Meeting is the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the KarpReilly Nominees to the Board, FOR the election of the candidates who have been nominated by the Company other than Emilia Fabricant, Leonard H. Mogil and Jennifer C. Salopek, FOR the approval of the 2009 Plan, FOR the ratification of the appointment of Ernst & Young LLP as the Company’s independent auditors for the fiscal year ending September 26, 2009, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

According to the Company’s proxy statement for the Annual Meeting, the Board intends to nominate seven (7) candidates for election as directors at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect not only the KarpReilly Nominees, but also the candidates who have been nominated by the Company other than Emilia Fabricant, Leonard H. Mogil and Jennifer C. Salopek. This gives stockholders who wish to vote for the KarpReilly Nominees and such other persons the ability to do so.  Under applicable proxy rules, we are required either to solicit proxies only for the KarpReilly Nominees, which could result in limiting the ability of stockholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for the KarpReilly Nominees and for fewer than all of the Company’s nominees, which enables a stockholder who desires to vote for the KarpReilly Nominees to also vote for those of the Company’s nominees for whom we are soliciting proxies.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if the KarpReilly Nominees are elected.

QUORUM

In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies.  The presence in person or by proxy of the holders of a majority of the outstanding Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum. Abstentions are counted as present for purposes of determining whether a quorum is present at the meeting.

VOTES REQUIRED FOR APPROVAL

Vote required for the election of directors.  Directors are elected by a plurality of the votes present at the Annual Meeting or by proxy and entitled to vote at the Annual Meeting. Votes cast for a nominee will be counted in favor of election.  Abstentions will not count either in favor of, or against, election of a nominee.

Vote required for the approval of the 2009 Plan.  According to the Company’s proxy statement, the affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to approve the adoption of the 2009 Plan.  According to the Company’s proxy statement, (i) abstentions will be counted toward the tabulation of votes cast on this proposal and will have the same effect as negative votes and (ii) broker non-votes will be counted toward a quorum, but will not be counted for any purpose in determining whether this matter has been approved.

Vote required for the ratification of the appointment of Ernst & Young LLP.  According to the Company’s proxy statement, to be approved, the ratification of the selection of Ernst & Young LLP as the Company’s independent auditors must receive “For” votes from the majority of Shares present and entitled to vote either in person or by proxy.  According to the Company’s proxy statement, (i) abstentions will be counted toward the tabulation of votes cast on this proposal and will have the same effect as negative votes and (ii) broker non-votes will be counted toward a quorum, but will not be counted for any purpose in determining whether this matter has been approved.

DISCRETIONARY VOTING

Shares held in “street name” and held of record by banks, brokers or nominees may not be voted by such banks, brokers or nominees unless the beneficial owners of such Shares provide them with instructions on how to vote.

REVOCATION OF PROXIES

Stockholders of Charlotte Russe may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to the KarpReilly Group in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to Charlotte Russe at 4645 Morena Boulevard, San Diego, California 92117, or any other address provided by Charlotte Russe.  Although a revocation is effective if delivered to Charlotte Russe, the KarpReilly Group requests that either the original or photostatic copies of all revocations be mailed to the KarpReilly Group in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that the KarpReilly Group will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date and the number of outstanding Shares represented thereby.  Additionally, Okapi Partners may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the KarpReilly Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE KARPREILLY NOMINEES TO THE BOARD, FOR THE APPROVAL OF THE 2009 PLAN OR FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the KarpReilly Group.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

KarpReilly LP has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $75,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  KarpReilly LP has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  KarpReilly LP will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ approximately 20 persons to solicit Charlotte Russe’s stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by KarpReilly LP pursuant to the terms of the Joint Filing and Solicitation Agreement (as described below).  Costs of this solicitation of proxies are currently estimated to be approximately $[__________].  KarpReilly LP estimates that through the date hereof, its expenses in connection with this solicitation are approximately $[___________].  KarpReilly LP intends to seek reimbursement from Charlotte Russe of all expenses it incurs in connection with the solicitation of proxies for the election of the KarpReilly Nominees to the Board at the Annual Meeting.  KarpReilly LP does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The KarpReilly Nominees and the other members of the KarpReilly Group are participants in this solicitation.  The principal business of KarpReilly LP is making and overseeing equity and equity-related investments with the principal objective of appreciation of capital invested. The principal business of KarpReilly GP is serving as the general partner of KarpReilly LP.  Messrs. Karp and Reilly serve on the board of managers of KarpReilly, LLC, an affiliate of KarpReilly LP, which provides investment advice to KarpReilly LP and whose primary mission is to invest in consumer growth companies and help them achieve their long-term vision.  Messrs. Karp and Reilly are also the managers of KarpReilly GP.  Mr. Logan’s principal occupation is serving as a partner of KarpReilly, LLC.

The address of the principal office of each of KarpReilly LP, KarpReilly GP and Messrs. Karp, Reilly and Logan is 104 Field Point Road, Greenwich, Connecticut 06830.

As of the date hereof, KarpReilly LP beneficially owns 1,612,203 Shares.  Each of KarpReilly GP, as the general partner of KarpReilly LP, and Messrs. Karp and Reilly, as the managers of KarpReilly GP, is deemed to beneficially own the 1,612,203 Shares beneficially owned by KarpReilly LP.  In addition, Mr. Karp directly owns 201,274 Shares (including 1,500 Shares held in trust for the benefit of certain family members), Mr. Reilly directly owns 3,641 Shares, Mr. Logan directly owns 1,085 Shares, Mr. Bitton directly owns 50,000 Shares and Mr. Shaked does not directly own any Shares.

Each member of the KarpReilly Group, as a member of a “group” with the other KarpReilly Group members for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is accordingly the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the KarpReilly Group reported herein.  Each member of the KarpReilly Group disclaims beneficial ownership of such Shares, except that KarpReilly GP and Messrs. Karp and Reilly do not disclaim beneficial ownership of the Shares owned by KarpReilly LP.

For information regarding purchases and sales of securities of Charlotte Russe during the past two years by the members of the KarpReilly Group, including the KarpReilly Nominees, see Schedule I.

On March 5, 2009, the members of the KarpReilly Group entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the KarpReilly Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) the KarpReilly Group agreed to solicit proxies or written consents for the election of the KarpReilly Nominees, or any other person(s) nominated by Mr. Karp, to the Board at the Annual Meeting (the “Solicitation”), and (c) KarpReilly LP agreed to bear all expenses incurred in connection with the KarpReilly Group’s activities, subject to certain limitations.  KarpReilly LP has agreed to indemnify each of Messrs. Shaked and Britton against claims arising from the Solicitation and any related transactions.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of Charlotte Russe; (iii) no participant in this solicitation owns any securities of Charlotte Russe which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of Charlotte Russe during the past two years; (v) no part of the purchase price or market value of the securities of Charlotte Russe owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Charlotte Russe, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of Charlotte Russe; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Charlotte Russe; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of Charlotte Russe’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Charlotte Russe or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by Charlotte Russe or its affiliates, or with respect to any future transactions to which Charlotte Russe or any of its affiliates will or may be a party; and (xi) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the KarpReilly Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

OTHER MATTERS AND ADDITIONAL INFORMATION

Other than as discussed above, the KarpReilly Group is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which the KarpReilly Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Any stockholder who intends to present a proposal at the Company’s annual meeting in the year 2010 must deliver the proposal to the Corporate Secretary at Charlotte Russe:

❖
Not later than November 19, 2009, if the proposal is submitted for inclusion in the Company’s proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended; or

❖
Not earlier than December 29, 2009 and not later than January 28, 2010, pursuant to the Company’s bylaws, if a stockholder wishes to submit a proposal that is not to be included in the Company’s proxy materials for that meeting or nominate a director.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at Charlotte Russe’s 2010 annual meeting of stockholders is based on information contained in the Company’s proxy statement.  The incorporation of this information in this Proxy Statement should not be construed as an admission by the KarpReilly Group that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

THE KARPREILLY GROUP HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN CHARLOTTE RUSSE’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON CHARLOTTE RUSSE’S CURRENT DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  THE KARPREILLY GROUP WAS NOT INVOLVED IN THE PREPARATION OF CHARLOTTE RUSSE’S PROXY STATEMENT.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF CHARLOTTE RUSSE.

The information concerning Charlotte Russe contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

THE KARPREILLY GROUP

March __, 2009

SCHEDULE I

TRANSACTIONS IN SECURITIES OF CHARLOTTE RUSSE
DURING THE PAST TWO YEARS

Except as otherwise specified, all purchases and sales were made in the open market.

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

KARPREILLY CAPITAL PARTNERS, L.P.

332,626	10.0416	08/04/2008
50,000	10.9582	09/18/2008
50,000	10.9940	09/18/2008
60,000	10.5623	09/29/2008
33,737	9.9282	10/02/2008
50,000	10.1969	10/02/2008
46,900	9.8788	10/03/2008
3,100	9.8300	10/03/2008
50,000	9.5405	10/06/2008
50,000	9.4501	10/06/2008
41,394	9.5100	10/08/2008
45,000	8.8172	10/10/2008
10,000	6.6263	10/28/2008
12,332	6.4476	11/10/2008
71,943	6.3870	11/10/2008
3,600	6.4889	11/11/2008
2,223	6.4276	11/11/2008
79,107	8.1499	11/12/2008
100,000	8.0987	11/12/2008
32,943	6.6430	11/12/2008
47,257	6.5579	11/12/2008
38,800	4.4058	01/15/2009
65,000	4.6300	01/22/2009
25,000	4.5862	01/22/2009
3,400	4.4501	01/23/2009
23,169	4.4935	01/27/2009
14,643	4.9700	02/23/2009
39,000	5.1957	03/02/2009
21,802	4.9428	03/04/2009
147,201	5.0189	03/05/2009
52,943	5.0488	03/06/2009
9,083	5.2275	03/09/2009

ALLAN W. KARP

10,000	12.9664	07/21/2008

WILLIAM P. LOGAN

1,000	12.8700	7/24/2008
(115)*	17.8400	6/20/2008

GABRIEL BITTON

50,000	5.2900	03/06/2009

KARPREILLY GP I, LLC
None

CHRISTOPHER K. REILLY
None

HEZY SHAKED
None

* Shares donated to a non-profit organization.

SCHEDULE II

The following table is reprinted from Charlotte Russe’s proxy statement filed with the
Securities and Exchange Commission on March 20, 2009

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of the Company’s common stock as of February 20, 2009 by: (i) each of the Company’s directors, (ii) each of the Company’s named executive officers, (iii) all of the Company’s directors and executive officers as a group and (iv) each person, or group of affiliated persons, known by the Company to beneficially own more than five percent of the Company’s common stock. The table is based upon information supplied by the Company’s officers, directors and principal stockholders and a review of Schedules 13D, 13G or, to the extent more recent, 13F, if any, filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, the Company believes that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on 20,999,870 shares outstanding on February 20, 2009, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options, restricted stock units or warrants that are either immediately exercisable or exercisable on April 21, 2009, which is 60 days after February 20, 2009. These shares are deemed to be outstanding and beneficially owned by the person holding those options, restricted stock units or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

KarpReilly Capital Partners, L.P. and affiliates (2)	1,859,120	8.9%
Barclays Global Investors, NA. (3)	1,675,532	8.0%
Wells Fargo & Company (4)	1,472,761	7.0%
Paradigm Capital Management, Inc. (5)	1,276,700	6.1%
Renaissance Technologies LLC (6)	1,217,230	5.8%
FMR LLC (7)	1,099,094	5.2%
Mark A. Hoffman (8)	173,667	*
Edward Wong (9)	93,061	*
Leonard H. Mogil (10)	90,200	*
Paul R. Del Rossi (11)	23,800	*
Jennifer C. Salopek (12)	22,100	*
Sandra Tillett (13)	20,000	*
Michael J. Blitzer (14)	13,875	*
Herbert J. Kleinberger (15)	13,042	*
Patricia K. Johnson (16)	5,000	*
Patricia A. Shields (17)	1,000	*
John D. Goodman (18)	—	*
Emilia Fabricant (19)	—	*
Bernard Zeichner (20)	—	*
All directors and executive officers as a group (11 persons) (21)	455,745	2.1%

*	Less than one percent.

(1)	Except as otherwise noted above, the address for each person or entity listed in the table is c/o Charlotte Russe Holding, Inc., 4645 Morena Boulevard, San Diego, California 92117.
(2)
The address for KarpReilly Capital Partners, L.P. is 104 Field Point Road, Greenwich, CT 06830. Includes 1,603,120 shares owned by KarpReilly Capital Partners, L.P. and KarpReilly GP I, LLC, 201,247 shares owned by Allan W. Karp, 3,641 shares owned by Christopher K. Reilly, 1,085 shares owned by William P. Logan and 50,000 shares owned by Gabriel Bitton.

(3)	The address for Barclays Global Investors, NA. is 45 Fremont Street, San Francisco, CA 94105.
(4)	The address for Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94163.
(5)	The address for Paradigm Capital Management, Inc. is 9 Elk Street, Albany, NY 12207.
(6)	The address for Renaissance Technologies LLC is 800 Third Avenue, New York, NY 10022.
(7)	The address for FMR LLC is 82 Devonshire Street, Boston, MA 02109.
(8)	Mr. Hoffman retired in July 2008. Includes 137,667 shares of common stock subject to options exercisable within 60 days of February 20, 2009.
(9)	Includes 41,000 shares of common stock subject to options exercisable within 60 days of February 20, 2009 and 46,834 shares of unvested restricted common stock.
(10)	Includes 67,950 shares of common stock subject to options exercisable within 60 days of February 20, 2009.
(11)	Includes 19,300 shares of common stock subject to options exercisable within 60 days of February 20, 2009.
(12)	Includes 19,100 shares of common stock subject to options exercisable within 60 days of February 20, 2009.
(13)	Ms. Tillett joined the Company in May 2008. Includes 20,000 shares of unvested restricted common stock.
(14)	Includes 10,875 shares of common stock subject to options exercisable within 60 days of February 20, 2009.
(15)	Includes 10,042 shares of common stock subject to options exercisable within 60 days of February 20, 2009.
(16)	Ms. Johnson resigned in August 2008.
(17)	Ms. Shields resigned in August 2008.
(18)	Mr. Goodman joined the Company in November 2008.
(19)	Ms. Fabricant joined the Company in November 2008.
(20)	Mr. Zeichner retired in June 2008.
(21)	Includes 305,934 shares of common stock subject to options exercisable within 60 days of February 20, 2009 and 66,834 shares of unvested restricted common stock.

IMPORTANT

Tell your Board what you think! Your vote is important.  No matter how many Shares you own, please give the KarpReilly Group your proxy FOR the election of the KarpReilly Nominees by taking three steps:

●	SIGNING the enclosed GOLD proxy card,

●	DATING the enclosed GOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares.  The KarpReilly Group urges you to confirm in writing your instructions to the KarpReilly Group in care of Okapi Partners at the address provided below so that the KarpReilly Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

Okapi Partners
780 Third Avenue, 30th Floor
New York, NY 10017
Stockholders Call Toll-Free at: (877) 259-6290
Banks and Brokers Call Collect at: (212) 297-0720
info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 23, 2009

GOLD PROXY CARD

CHARLOTTE RUSSE HOLDING, INC.

2009 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE KARPREILLY GROUP

THE BOARD OF DIRECTORS OF CHARLOTTE RUSSE HOLDING, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Allan W. Karp and William P. Logan, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Charlotte Russe Holding, Inc. (“Charlotte Russe” or the “Company”) which the undersigned would be entitled to vote if personally present at the 2009 Annual Meeting of Stockholders of the Company scheduled to be held on April 28, 2009 at 9:00 a.m. local time at the Hyatt Regency La Jolla at Aventine located at 3777 La Jolla Village Drive, San Diego, California 92122, and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to the KarpReilly Group a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2 AND 3.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

THE KARPREILLY GROUP STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE
“FOR” THE NOMINEES LISTED BELOW IN PROPOSAL NO. 1

Proposal  No. 1 – The KarpReilly Group’s Proposal to Elect Allan W. Karp, Hezy Shaked and Gabriel Bitton as Directors of the Company.

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT

Nominees: Allan W. Karp Hezy Shaked Gabriel Bitton	[ ]	[ ]	[ ]
THE KARPREILLY GROUP INTENDS TO USE THIS PROXY TO VOTE (I) “FOR” MESSRS. KARP, SHAKED AND BITTON AND (II) “FOR” THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS DIRECTORS OTHER THAN EMILIA FABRICANT, LEONARD H. MOGIL AND JENNIFER C. SALOPEK, FOR WHOM THE KARPREILLY GROUP IS NOT SEEKING AUTHORITY TO VOTE FOR AND WILL NOT EXERCISE ANY SUCH AUTHORITY.  THE NAMES, BACKGROUNDS AND QUALIFICATIONS OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY, AND OTHER INFORMATION ABOUT THEM, CAN BE FOUND IN THE COMPANY’S PROXY STATEMENT.

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF THE KARPREILLY GROUP’S NOMINEES ARE ELECTED.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR KARPREILLY NOMINEE, MARK THE “FOR ALL NOMINEES EXCEPT” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW.  YOUR SHARES WILL BE VOTED FOR THE REMAINING KARPREILLY NOMINEE(S).  YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE ADDITIONAL CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY BY WRITING THE NAME OF THE NOMINEE(S) BELOW.

_______________________________________________________________

THE KARPREILLY GROUP RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2

Proposal No. 2 –  The Company’s proposal to approve the Charlotte Russe Holding, Inc. 2009 Equity Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THE KARPREILLY GROUP DOES NOT OBJECT TO PROPOSAL NO. 3

Proposal No. 3 –  The Company’s proposal to ratify the selection of Ernst & Young LLP as the Company’s independent auditors for the fiscal year ending September 26, 2009.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.